333-10846

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933
For American Depositary Shares Evidenced by American Depositary Receipts

EPCOS AG
(Exact name of issuer of deposited securities as specified in its charter)

(Translation of issuer's name into English)

Federal Republic of Germany
(Jurisdiction of Incorporation or organization of Issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)
4 New York Plaza, New York, New York 10004
Tel. No.: (212) 623-0636
(Address, including zip code, and telephone number of depositary's principal offices)
Achim Buecklers
Epcos Inc.
186 Wood Avenue South
Iselin, New Jersey 08830
(732) 906-4321
(Address, including zip code, and telephone number of agent for service)

With copies to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP
570 Lexington Avenue
New York, New York 10022
(212) 319-7600

It is proposed that this filing become effective under Rule 466
:	immediately upon filing	9	on [date] at [time]

If a separate registration statement has been filed to register the deposited shares, check the following box.	9

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one ordinary share of EPCOS AG	N/A	N/A	N/A	N/A

(1)Each unit represents one American Depositary Share.
(2)Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such Receipts evidencing such American Depositary Shares.

This Post-Effective Amendment to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

The Prospectus consists of the form of American Depositary Receipt ("ADR") included as Exhibit A to the form of Amendment to Deposit Agreement filed as Exhibit (a)(2) to this Post-Effective Amendment to Registration Statement on Form F-6, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of ADR Filed Herewith as Prospectus

1.	Name of depositary and		Face, introductory paragraph
	address of its principal		and final sentence on face.
executive office

2.	Title of ADR and identity		Face, top center and
	of deposited securities		introductory paragraph
Terms of Deposit

	(i)	The amount of deposited	Face, upper right corner
		securities represented by	and introductory
		one unit of ADRs	paragraph

	(ii)	The procedure for voting,	Reverse, paragraph (13)
if any, the deposited
securities

	(iii)	The collection and	Face, paragraphs (4), (7) and
		distribution of dividends	(9); Reverse, paragraph (11)

	(iv)	The transmission of	Face, paragraphs (3) and (10);
		notices, reports and	Reverse, paragraph (13)
proxy soliciting material

	(v)	The sale or exercise of	Face, paragraphs (4) and (9);
		rights	Reverse, paragraph (11)

	(vi)	The deposit or sale of	Face, paragraphs (4) and (7);
		securities resulting from	Reverse, paragraphs (11) and
		dividends, splits or plans	and (14)
of reorganization

	(vii)	Amendment, extension or	Reverse, paragraphs (16)
		termination of the deposit	and (17) (no provision
		agreement	for extension)

Item Number and Caption			Location in Form of ADR Filed Herewith as Prospectus
	(viii)	Rights of holders of ADRs	Face, paragraph (2)
to inspect the transfer books
of the Depositary and the
lists of holders of ADRs
	(ix)	Restrictions upon the right	Face, paragraphs (1), (2),
		to deposit or withdraw the	(4) and (7)
underlying securities
	(x)	Limitation upon the liability	Reverse, paragraph (15)
of the Depositary and/or the
Company
3.		Description of all fees and	Face, paragraph (9)
charges which may be imposed
directly or indirectly against
the holders of ADRs

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of ADR Filed Herewith as Prospectus

2(b)	Statement that upon effectiveness	Face, paragraph (10)
of the termination of the Company’s reporting
requirements under the Exchange Act, the
Company shall publish on its web site
(www.epcos.com) on an ongoing basis, or
otherwise furnishes the United States
Securities and Exchange Commission (the
"Commission") with, certain public reports
and documents required by foreign law or
otherwise under Rule 12g3-2(b) under the
Exchange Act. To the extent furnished to the
Commission, such reports and documents may
be inspected and copied at the public reference
facilities maintained by the Commission
located at 100 F Street, NE, Washington, DC
20549.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(2)	Form of Amendment to Deposit Agreement

(e)	Certification under Rule 466. - None.

Item 4. UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 30, 2007.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/Melinda L. VanLuit
Name:	Melinda L. VanLuit
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended EPCOS AG has caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized in Munich, Germany on November 29, 2007.

EPCOS AG

By:	/s/Helmut König .
Name:	Dr. Helmut König
Title:	Chief Financial Officer, Accounting Officer
Member of Management

Each person whose signature appears below hereby constitutes and appoints Klaus Ziegler, Gerhard Pegam, Dr. Werner Faber, Dr. Helmut König, Peter Knoll and Ulrich Menzl,,or one or more of them his true and lawful attorney-in-fact for him and in his name, place and stead, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to cause the same, with exhibits thereto and other documents in connection therewith, to be filed with the Securities and Exchange Commission, hereby granting unto said attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite or desirable to be done in and about the premises as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all acts and things that said attorney-in-fact may do or cause to be done by virtue these presents.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/Gerhard Pegam	President and Chief Executive Officer,	November 29, 2007
Gerhard Pegam	Member of Management Board

/s/Dr. Werner Faber	Chief Technolgy Officer,	November 29, 2007
Dr. Werner Faber	Member of Management Board

/s/Helmut König	Chief Financial Officer and	November 29, 2007
Helmut König	Accounting Officer, Member of
Management Board

/s/Achim Buecklers	Authorized Representative in the United States	November 29, 2007
Achim Buecklers

INDEX TO EXHIBITS

Exhibit Number

(a)(2)	Form of Amendment to Deposit Agreement

(e)	Rule 466 Certification